Writer’s Direct Dial: (212) 225-2864

E-Mail: jkarpf@cgsh.com

June 13, 2006

Mr. Matthew J. Benson, Esq.

Office of Consumer Products

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	J. Crew Group, Inc.
Amendment No. 6 to Registration Statement on Form S-1
(File No. 333-127628)
Filed with the Securities and Exchange Commission on June 13, 2006

Dear Mr. Benson:

Thank you for your comments on Amendment No. 5 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) by J. Crew Group, Inc. (the “Company”) on May 16, 2006. On behalf of the Company, we enclose herewith Amendment No. 6 to the Registration Statement (“Amendment No. 6”). Set forth below is the response of the Company to each comment contained in your letter dated June 1, 2006. Except as otherwise noted in this letter, the information provided in response to each comment has been supplied by the Company, which is solely responsible for it. The number of the response corresponds to the number of the comment in your letter. Capitalized terms used but not defined herein are used as defined in the Registration Statement. References to page numbers herein are references to page numbers in Amendment No. 6.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross Profit, page 38

1.	We note that your gross profit for the fourth quarter of fiscal 2005 was adversely affected by an increase in markdowns. Please revise to discuss the extent to which markdowns may affect gross profit and are or may be seasonal.

Response

The Company has revised the prospectus to indicate that increased markdowns may reduce gross profit. See page 39 of the prospectus. Markdowns result from the failure to sell merchandise at full price, which can occur at any time during the year, and have not occurred more frequently at any particular time of the year in response to seasonal factors.

Matthew J. Benson, Esq.,

Securities and Exchange Commission

p. 2

Report of Independent Registered Public Accounting Firm, page F-2

2.	As indicated in our initial comment letter dated September 13, 2005, please file a revised audit report that refers to the standards as opposed to “auditing standards” of the Public Company Accounting Oversight Board (United States). Please also amend your Form 10-K filed April 25, 2006 to include the revised audit report. The amendment should set forth the entire text of Item 15 and the certifications required by Rule 13a-14(a) and Rule 13a-14(b) of the Exchange Act.

Response

The Company has revised the prospectus as requested by the Staff. See page F-2. The Company has filed an amended 10-K on June 13, 2006 including the revised audit report, the entire text of Item 15 and the certifications required by Rule 13a-14(a) and Rule 13a-14(b) of the Exchange Act.

Form 10-K for the Fiscal Year Ended January 28, 2006

Disclosure Control and Procedures, page 43

3.	We note your disclosure that management, including your chief executive and financial officers, concluded that your disclosure controls and procedures were effective in ensuring that material information required to be disclosed in your filing was recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. In future filings revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including, your principal executive and financial officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please also revise future filings to address changes in your internal control over financial reporting that occurred during the last fiscal quarter, as opposed to the period covered by the report, that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Response

The Company will revise future filings as indicated by the Staff.

Please direct any comments or questions regarding this filing to Jeffrey D. Karpf at (212) 225-2864 or James F. McMullin at (212) 225-2336.

Very truly yours,

Jeffrey D. Karpf

Enclosure

cc:	Ellie Quarles
William Thompson
Andrew Blume
(Securities and Exchange Commission)

Arlene Hong
(J. Crew Group, Inc.)

James F. McMullin
(Cleary Gottlieb Steen & Hamilton LLP)